Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 22, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov.

Profile

      Media and Financial Community Comments

The Economist - ‘Cast-iron’- 17th June 2006
The victims in all this are Arcelor’s shareholders – something that should worry investors in Europe. All along, Messrs Kirsch [Kinsch] and Dollé have denied their own shareholders a proper shout.

The way to decide between the two is for Arcelor’s shareholders to have a fair vote. It is their company, after all.

That is the principle at stake here – and a good reason to hope that Arcelor investors now rush to sell their shares in the market to Mr Mittal, giving him the majority he needs.

The Economist - ‘Arcelor wobbles’- 17th June 2006
The only effective way for Arcelor shareholders to protest the proposed merger with Severstal is to sell their shares to Mittal by July 5th, when its tender offer expires.

“I think Mittal will succeed,” says Richard Brakenhoff, an analyst at Rabobank in Amsterdam, who thinks that Mr Mittal’s bid is much the more attractive. Increasingly, those Arcelor investors who will speak in public about the proposed deals, seem to agree.

Le Quotidien – 16 June 2006
"Of course I will vote against. The company is going to distribute cash to the shareholders which will have the effect of passing control of Arcelor to Severstal," declared ADAM President Colette Neuville, who represents 2.5% of the Arcelor equity. "There is a high probability that the share buyback will be rejected."

La Tribune - 16 June 2006
“This [Arcelor buyback program] is all backwards. With this operation, the shareholders pool their resources, by emptying the Arcelor coffers, and thus give Mordashov control,” she said. The investors she represents, who account for 2.5% of Arcelor stock holders, asked her to vote against the operation.

“Arcelor would do better to spend this money wisely, instead of doing everything it can to please its shareholders,” added Gerard Augustin-Normand. [head of Richelieu Finance]

Financial Times - ‘Arcelor shareholder to vote against buy-back’ - 15th June 2006
“US-based shareholders in Arcelor voiced fears that the document [spelling out Mordashov’s control over the new company] severely limited the ability of Lakshmi Mittal’s Mittal Steel to formulate a new offer for Arcelor and have this dealt with fairly by the Luxembourg company’s board.”

“A manager at one of the investors told the FT: ‘The wording of this document indicated that Mr. Mordashov will effectively be taking control of the new company.’ Another shareholder said he thought the document ‘placed big impediments’ that could block a new offer by Mittal being adequately considered by Arcelor.”

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Les Echos - 15th June 2006
"Arcelor is buying back its shares for 44 euros whereas it did not do so at 21 euros, the share price up until the takeover bid. This is entirely irresponsible and bordering on mismanagement", exclaims Pierre-Henri Leroy, consultant with institutional investors Proxinvest. "Equity is being squandered and shareholders are getting nothing in return -- because the money is theirs".

"Arcelor's behaviour is becoming irrational", deems one investor. " Arcelor is doomed if it doesn't get approval for the share buyback. Since that's on the cards, the whole matter could be wound up this week-end with an agreement between Mittal and Arcelor".

Exane BNP Paribas, 15th June 2006
“The business plan release by [Mittal] management helped highlight the significant earnings potential that exists at Mittal Steel and should give investors and Arcelor shareholders some confidence that they would be receiving deep value shares as part of the Mittal Steel tender for Arcelor shares.”

“Based on our calculations, there would be ample room on the balance sheet of the combined [Mittal/Arcelor] group for such an additional cash return, which would benefit both the current Arcelor and Mittal Steel shareholders.”

Carlo Tassara, International, Arcelor’s second largest shareholder - Financial Times, 14th June 2006
“The share buy-back is a transfer of cash from Arcelor to its shareholders, without any value creation.” The buy-back would “destroy shareholder value.”

Colette Neuville, President of ADAM - The Guardian, 13th June 2006
“We don’t know anything about this [Severstal] operation and there’s no element of a genuine evaluation. Last week I wrote to the Arcelor board demanding it give us the information so we can make a choice. So far we are being asked to decide about two things and we only know about one [Mittal].”

Pierre-Henri Leroy, Proxinvest - The Guardian, 13th June 2006
"It's a kind of trap"

The French shareholder groups Proxinvest and Adam said the deal with Alexei Mordashov, Severstal's majority owner, was opaque, and Arcelor's proposal that it could be halted only by a majority vote against was unacceptable and offered no genuine choice.

Pierre-Henri Leroy, Proxinvest - Börsen-Zeitung, 10th June 2006
“We reject the share buyback also because it is nothing but an obvious defence measure against Mittal.”

Jean-Pierre Hellebuych, director for strategy at Axa Investment Management - La Tribune, 6th June 2006
"The Dutch trust for Dofasco deserved a first yellow card and the partnership with Severstal another. In other words a red card! "

Pierre-Henri Leroy, Proxinvest - Express on Sunday, 4th June 2006
“Its extremely disappointing. Arcelor’s strategy has been self-destructive and the board has not done its job.”

Institutional Shareholder Services, 1st June 2006
In light of the concerns surrounding the timing of the proposed authority, not to mention the timing of the EGM itself, in addition to our reservations as to the company's capacity to execute such a share buy-back without jeopardizing future financial stability of the company, it is recommended that shareholders oppose these items at this time.

Colette Neuville, President of ADAM - Financial Times, 31st May 2006
“Arcelor’s duty of loyalty to its shareholders and the rules of good governance… require that the sale of control of the company should lead to public offer, in line with European norms.”

Jutta Rosenbaum, Commerzbank, 26th May 2006
"We continue to recommend to accept Mittal’s offer and remain a shareholder of the combined entity. Arcelor shareholders will have no benefit at all from the supposed value of €44 per share that is said to be implied in this [Severstal] deal."